Exhibit 99.1

Invitation to the Annual General Meeting

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

ISIN: DE0005785802 // Securities Identification No.: 578580

ISIN: DE000A3H23E3// Securities Identification No.: A3H23E

ISIN: US3580291066 // CUSIP: 358029106

We hereby invite our shareholders to the

Annual General Meeting

to be held on Thursday, 20 May 2021, at 10:00 hours Central European Summer Time (CEST).

Against the background of the continuing spread of the coronavirus SARS-CoV-2 and the orders of the competent authorities, the Annual General Meeting will be held as a virtual General Meeting without the physical presence of shareholders or their proxies.

I. AGENDA

1.	Presentation of the annual financial statements and consolidated financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, the explanatory report by the General Partner on the information pursuant to sections 289a, 315a of the German Commercial Code (Handelsgesetzbuch – HGB) and the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020

The Supervisory Board approved the annual financial statements and the consolidated financial statements drawn up by the General Partner according to section 171 German Stock Corporation Act (Aktiengesetz – AktG). According to section 286 (1) AktG, the annual financial statements are to be submitted for approval by the General Meeting; otherwise, the aforementioned documents are to be made available to the General Meeting without requiring a further resolution in this regard.

The General Partner and the Supervisory Board propose that the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020 as presented, showing a profit of EUR 1,327,813,877.14, be approved.

2.	Resolution on the allocation of distributable profit

The General Partner and the Supervisory Board propose to allocate the distributable profit shown in the annual financial statements in the amount of EUR 1,327,813,877.14 for fiscal year 2020 as follows:

Payment of a dividend of EUR 1.34 for each of the 292,876,570 shares entitled to dividend	EUR	392,454,603.80
Profit carried forward to new account	EUR	935.359.273,34
Distributable profit	EUR	1,327,813,877.14

If the number of shares entitled to dividend for fiscal year 2020 changes until the General Meeting, the General Meeting will be presented with a proposal that will be adjusted accordingly, with an unchanged dividend of EUR 1.34 for each share entitled to dividend as well as accordingly amended amounts for the dividend sum and the profit carried forward to new account.

The dividend is due on 26 May 2021.

3.	Resolution on the approval of the actions of the General Partner for fiscal year 2020

The General Partner and the Supervisory Board propose the approval of the actions of the General Partner of the Company for fiscal year 2020.

4.	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2020

The General Partner and the Supervisory Board propose the approval of the actions of the members of the Supervisory Board of the Company for fiscal year 2020.

5.	Election of the auditor and group auditor for fiscal year 2021 as well as the auditor for the potential review of the half year financial report for fiscal year 2021 and other interim financial information

The Supervisory Board – based on the recommendation of its Audit and Corporate Governance Committee (Prüfungs- und Corporate-Governance-Ausschuss) – proposes the election of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main,

-	as auditor and group auditor for fiscal year 2021,

-	as auditor for the potential review of the half year financial report and other interim financial information for fiscal year 2021 prepared after the Annual General Meeting 2021, and

-	as auditor for the potential review of interim financial information for fiscal year 2022 prepared prior to the Annual General Meeting 2022.

The Audit and Corporate Governance Committee stated that its recommendation is free from undue influence by a third party and that no clause restricting the choice in the meaning of Article 16 (6) of the EU Statutory Audit Regulation (Regulation (EU) No. 537/2014) has been imposed upon it.

6.	Elections to the Supervisory Board and to the Joint Committee

With effect as from the conclusion of the Annual General Meeting on 20 May 2021, the regular term in office of all members of the Supervisory Board ends. Pursuant to the Articles of Association of the Company, also the term of the two members of the Joint Committee who were appointed from the Supervisory Board of the Company to the Joint Committee by the General Meeting ends at the same time. Therefore, new elections of the members of the Supervisory Board and of the members of the Joint Committee of the Company to be elected by the General Meeting are required.

According to sections 278 (3), 96 (1), 101 (1) AktG and Article 8 (1) of the Articles of Association of the Company, the Supervisory Board consists of six members who are elected by the General Meeting in accordance with the German Stock Corporation Act. Pursuant to Article 8 (2) of the Company’s Articles of Association, the Supervisory Board members are, unless expressly otherwise resolved by the General Meeting, elected for the period until the conclusion of the Annual General Meeting which resolves on the approval of the actions (Entlastung) for the fourth fiscal year after the commencement of the term of office. The year in which the term of office commences shall not be counted. Against this backdrop, the Supervisory Board members could be elected for the period until the conclusion of the Annual General Meeting which resolves on the approval of the actions (Entlastung) for fiscal year 2025. With a view to the requirements of investors and proxy advisors, it is, however, proposed to deviate from this in line with the Company’s Articles of Association and to elect the Supervisory Board members only for the period until the conclusion of the Annual General Meeting which resolves on the approval of the actions (Entlastung) for fiscal year 2024.

In line with the recommendation C.15 sentence 1 of the German Corporate Governance Code (Deutscher Corporate Governance Kodex – DCGK), the elections are conducted on an individual basis.

According to Article 13a of the Company’s Articles of Association, the Company has a Joint Committee consisting of two members of the Supervisory Board of the General Partner delegated by the General Partner and two members of the Supervisory Board of the Company. Pursuant to Article 13b (2) sentence 1 of the Articles of Association of the Company, the two Supervisory Board members of the Company on the Joint Committee are to be appointed by the General Meeting. In order to ensure a concurrent term of membership in the Supervisory Board of the Company and in the Joint Committee, the Supervisory Board members in the Joint Committee, in line with Article 13b (4) and Article 8 (2) of the Company’s Articles of Association, shall also be elected for the period until the conclusion of the Annual General Meeting which resolves on the approval of the actions (Entlastung) for fiscal year 2024.

The Supervisory Board proposes the election of the following persons to the Supervisory Board for the period until the conclusion of the General Meeting which resolves on the approval of the actions (Entlastung) for fiscal year 2024 and, in parallel and for the same period, the election of Mr. Rolf A. Classon and Dr. Dorothea Wenzel to the Joint Committee of the Company in accordance with sections 13a et seqq. of the Articles of Association of the Company:

a)	Dr. Dieter Schenk, Attorney and Tax Adviser as well as Member of Supervisory Boards, residing in Ottobrunn, Germany,

b)	Mr. Rolf A. Classon, Non-executive Director of the Board of Directors of Perrigo Company plc and Non-executive Director of the Board of Directors of Catalent, Inc., residing in Martinsville, New Jersey, U.S.,

c)	Mr. Gregory Sorensen, MD, Chief Executive Officer of DeepHealth, Inc., and Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.), residing in Belmont, Massachusetts, U.S.,

d)	Dr. Dorothea Wenzel, Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA, residing in Darmstadt, Germany,

e)	Ms. Pascale Witz, President of PWH Advisors LLC, as well as Non-executive Director of the Board of Directors of Horizon Therapeutics plc and Non-executive Director of the Board of Directors of PerkinElmer, Inc., residing in Paris, France,

f)	Professor Dr. Gregor Zünd, President of the Hospital Executive Board (Chief Executive Officer) of the University Hospital Zurich, residing in Herrliberg, Switzerland.

Among the candidates in particular Mr. Rolf A. Classon and Ms. Pascale Witz as a result of their broad experience and their longstanding membership in the Audit Committees of listed companies have the required expertise in the fields of accounting respectively auditing within the meaning of section 100 (5) AktG.

It is intended to propose Dr. Schenk for the chair of the Supervisory Board in case of his re-election to the Supervisory Board of the Company.

The following is disclosed as a matter of precaution in view of the recommendation C.13 DCGK: Dr. Schenk is member and Vice Chairman of the Supervisory Board of Fresenius Medical Care Management AG, the general partner of the Company, and member and Vice Chairman of the Supervisory Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA. Fresenius SE & Co. KGaA holds approximately 32.2 % of the shares of the Company. Dr. Schenk is also the Chairman of the foundation board of the Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE; the Else Kröner-Fresenius-Stiftung further holds approximately 26.7 % of the shares of Fresenius SE & Co. KGaA. In addition, he is member and chairman of the economic council of the Else Kröner-Fresenius-Stiftung, which tasks include the administration of the Else Kröner-Fresenius-Stiftung's participation in Fresenius SE & Co. KGaA and the exercise of the voting rights attached thereto. Mr. Classon is a member of the Supervisory Board of Fresenius Medical Care Management AG, i.e. the general partner of the Company. Other than indicated above, it is the Supervisory Board’s assessment that no personal or business relations exist between the candidates proposed for election under this agenda item and the enterprise, the corporate bodies of the Company or a shareholder holding a material interest in the Company which an objective shareholder would consider material for the election decision.

Independent within the meaning of the recommendation C.7 DCGK are, in the view of the Supervisory Board, in any case the candidates Mr. Classon, Mr. Sorensen, MD, Dr. Wenzel, Ms. Witz and Professor Dr. Zünd.

The aforementioned election proposals of the Supervisory Board are based on the recommendations of the Supervisory Board’s Nomination Committee and take into account the diversity concept and the profile of skills and expertise of the Supervisory Board. The Supervisory Board has resolved to propose Mr. Classon for re-election to the Supervisory Board on account of his comprehensive experience and special qualifications, thus making an exception to the existing standard age limit for the Supervisory Board.

The relevant personal details of the individuals proposed for election under this agenda item as well as further relevant information are listed under Section II. following this agenda. Corresponding information are available on the Company’s website under www.freseniusmedicalcare.com/en/agm/.

7.	Resolution on the authorization to purchase and use treasury shares pursuant to section 71 (1) no. 8 AktG and on the exclusion of subscription rights

The authorization of the Management Board of the General Partner to purchase and use treasury shares for specific purposes as resolved by the Annual General Meeting on 12 May 2016 ends upon the expiration of 11 May 2021. In order to enable the Company to purchase and use treasury shares also in the future, this authorization shall be renewed for a period of five further years in accordance with the well-established practice of large listed companies.

The General Partner and the Supervisory Board therefore propose to resolve:

a)	The Company is authorized until the expiration of 19 May 2026 to purchase treasury shares up to a maximum amount of 10% of the share capital existing at the time of this resolution. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the share capital. The authorization must not be used for the purpose of trading in treasury shares.

b)	Subject to the decision of the General Partner, the purchase will be effected either on the stock exchange or by way of a public tender offer respectively a public invitation to shareholders to submit an offer for sale.

aa)	If and to the extent shares are purchased on the stock exchange, the share price paid by the Company (not including incidental acquisition costs) must not exceed or fall short of 10% of the market price for shares of the Company of the same class determined by the opening auction in the Xetra trading system (or a comparable successor system) on the respective stock exchange trading day.

bb)	If shares are acquired by way of a public tender offer or a public invitation to shareholders to submit an offer for sale, the offer price per share paid by the Company (not including incidental acquisition costs) must not exceed or fall short of the 3-day average trading price of shares of the same class determined by the closing auction in the Xetra trading system (or a comparable subsequent system) on the last stock exchange trading day before the publication of the public tender offer or public invitation to shareholders to submit an offer for sale by more than 10%. If, following the announcement of a public tender offer or a public invitation to submit an offer for sale, there are significant changes in the relevant stock price, the offer or the invitation to shareholders to submit an offer for sale may be adjusted. In this case, the 3-day average trading price prior to the public announcement of any such adjustment will be the relevant reference stock price. The public tender offer or the invitation to submit an offer for sale may provide for further conditions. If the total volume of the shares made available following a public tender offer exceeds the envisaged repurchase volume or in case of an invitation to submit an offer for sale not all such offers are accepted, the acquisition then must be effected on a pro rata basis in accordance with the ratio of shares tendered (tender ratio). Preference may be given to accepting small quantities of up to 100 shares per shareholder.

c)	The General Partner is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any purpose legally permissible and in particular for the following purposes:

aa)	The shares may be redeemed without the redemption or its execution requiring any further resolution by the General Meeting. They may also be redeemed in a simplified procedure without a capital reduction by way of adjusting the calculated pro rata amount of the Company’s share capital represented by the remaining shares. The redemption may be restricted to a portion of the purchased shares. If the redemption is made by way of the simplified procedure, the General Partner is authorized to modify the number of the shares in the Company’s Articles of Association accordingly.

bb)	The General Partner is authorized to sell treasury shares also in other ways than a sale on the stock exchange or an offer to all shareholders, also by way of an invitation to submit an offer, provided that the shares are sold for cash and at a price that does not significantly fall short of the stock market price of shares of the Company that are subject to the same terms at the time of the sale. In this case, the total number of shares to be sold is limited to 10% of the share capital existing at the time the resolution of the General Meeting on this authorization is passed or – if the corresponding share capital is lower – at the time the authorization is exercised. If, during the term of this authorization until its utilization, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct or analogous application of section 186 (3) sentence 4 AktG, such exclusion of subscription rights will be taken into account when calculating the aforementioned 10% limit.

cc)	The General Partner is furthermore authorized to sell treasury shares to third parties against contributions in kind, in particular in the context of the acquisition of companies, parts of companies or also interests in companies as well as mergers of companies and the acquisition of other assets (including receivables).

dd)	The General Partner is also authorized to award treasury shares in lieu of the utilization of a conditional capital of the Company to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company granted to employees of the Company or companies affiliated with the Company as well as to members of the management of affiliated companies, e.g. in the context of stock option programs or employee benefit schemes.

ee)	In addition, the General Partner is authorized to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations that have been or will be issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

d)	The Supervisory Board of the General Partner is authorized to use shares purchased on the basis of this or a prior authorization instead of utilizing a conditional capital of the Company for the servicing of options or obligations to purchase shares which were or will be granted as variable compensation component, in particular in the context of stock option plans, to members of the Management Board of the General Partner.

e)	The authorizations under lit. c) and lit. d) also include the use of shares of the Company acquired pursuant to section 71d sentence 5 AktG.

f)	The above authorizations may be exercised once or several times, in full or in part and individually or together, while the authorizations under lit. c) bb) to ee) may also be exercised by dependent companies or companies that are majority owned by the Company, or by third parties acting for their account or for the account of the Company.

g)	Shareholders’ subscription rights for these treasury shares are excluded insofar as these shares are used according to the aforementioned authorizations under lit. c) bb) to ee) and lit. d) or as far as this is necessary to exclude fractional amounts in case of a sale of shares to all shareholders. The above authorizations to exclude subscription rights of shareholders may only be exercised to the extent that the pro-rata amount of the overall shares excluded from subscription does not exceed 10% of the share capital at the time of the resolution of the General Meeting or at the time the authorizations are exercised. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit. Any right of shareholders to tender shares in the event that, in the case of a public tender offer or a public invitation to shareholders to submit an offer for sale, the number of shares tendered or offered exceeds the intended repurchase volume and acceptance takes place on a quota basis, is excluded in accordance with lit. b) bb) with regard to the preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder to the extent that this is necessary for technical processing or to avoid uneconomic arithmetical fractional shares.

In connection with the authorization to purchase and utilize treasury shares with the possibility to exclude subscription rights proposed under this agenda item 7, the General Partner submits under Section III. of this convening a written report on the reasons for which it shall be authorized to exclude shareholders’ subscription rights in certain cases when using treasury shares (section 278 (3) AktG in connection with section 186 (4) sentence 2, section 71 (1) no. 8 sentence 5 AktG). This report is part of this convening of the Annual General Meeting and is available on the Company’s website under www.freseniusmedicalcare.com/en/agm/.

II. Relevant personal details on the candidates proposed under agenda item 6 for election to the Supervisory Board and for election to the Joint Committee of the Company including further information

Dr. Dieter Schenk

Personal data:

Born:	1952
Gender:	Male
Nationality:	German

Member since:	1996

Education:	Law studies Universities of Munich, Freiburg, Tuebingen (Germany) and Geneva (Switzerland) Doctor in Law University of Munich, Germany Trainee Lawyer

Professional experience:

Until present	Attorney and Tax Adviser, Member of Supervisory Boards

1986 – 2017	Noerr LLP
Partner

1980 – 1986	Noerr LLP
Attorney, since 1985 also Tax Adviser

Member of a domestic Supervisory Board formed by operation of law:

•	Fresenius Management SE, Vice Chairman*
•	Fresenius Medical Care Management AG, Vice Chairman*
•	HWT invest AG, Chairman
•	Gabor Shoes AG, Chairman
•	TOPTICA Photonics AG, Chairman

* Fresenius Group mandate

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

none

Rolf A. Classon

Personal data:

Born:	1945
Gender:	Male
Nationality:	U.S.-American and Swedish

Member since:	2011

Education:	Political Sciences studies Gothenburg University, Sweden Chemical Engineering studies Gothenburg School of Engineering, Sweden

Professional experience:

2005 – 2006	Hillenbrand Industries Inc., Indiana, U.S. Interim Chief Executive Officer (CEO)

2002 – 2004	Bayer Healthcare AG, Leverkusen, Germany Chairman of the Executive Committee

1995 – 2002	Bayer Healthcare LLC, Diagnostics Division, New York, U.S. President

1991 – 1995	Bayer Corp., Diagnostics Division, New York, U.S. Executive Vice President

1969 – 1991	Pharmacia AB, Uppsala, Sweden Various positions in Sweden and the U.S.

Member of a domestic Supervisory Board formed by operation of law:

Fresenius Medical Care Management AG*

* Fresenius Group mandate

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•	Catalent, Inc., U.S. (publicly listed company) Non-Executive Director
•	Perrigo Company plc, Ireland (publicly listed company) Non-Executive Director (and Chairman)

Gregory Sorensen, MD

Personal data:

Born:	1962
Gender:	Male
Nationality:	U.S.-American

Member since:	n.a. (first-time election)

Education:

Doctor of Medicine (MD)

Harvard Medical School, U.S., and

Massachusetts Institute of Technology, U.S.

Master of Science (M.S.) in Computer Science

Brigham Young University, U.S.

Bachelor of Science (B.S.) in Biology

California Institute of Technology, U.S.

Professional experience:

2015 – present	Chief Executive Officer of DeepHealth, U.S. Executive Chairman of the Board of Directors of IMRIS (Deerfield Imaging, Inc.), U.S.

2011 – 2015	Siemens Medical Solutions USA, Inc. President and Chief Executive Officer

1995 – 2011	Lecturer and Professor at Harvard Medical School, U.S.

1995 – 2011	Massachusetts General Hospital, U.S. Neuroradiologist

Member of a domestic Supervisory Board formed by operation of law:

Siemens Healthineers AG

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•	Fusion Healthcare Staffing, LLC, U.S.
•	Invicro, LLC, U.S.
•	DFP Healthcare Acquisitions Corp., U.S. (publicly listed company)

Dr. Dorothea Wenzel

Personal data:

Born:	1969
Gender:	Female
Nationality:	German

Member since:	2019

Education:

Doctor in Health Economics, Macroeconomics
Technical University of Darmstadt, Germany
Visiting Fellow at the Department of Health Policy
Harvard University, U.S.

Visiting Student at the Haas School of Business

University of California, Berkeley, U.S.

Diploma in Business Informatics

Technical University of Darmstadt, Germany

Professional experience:

2019 – present	Merck KGaA Executive Vice President and Head of the Global Business Unit Surface Solutions

2018	Merck KGaA Executive Vice President and Head of Controlling & Strategy Performance Materials

2004 – 2018	Merck Group Various global leadership positions in the units Franchise Fertility, Healthcare and Finance

2004	AXA Krankenversicherung AG Head of Cooperations & Strategy

2003	Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems (Rürup Committee) of the Federal Ministry of Health, responsible for Health Insurance

2000 – 2003	Medvantis Holding AG Head of Corporate Finance and Business Development

1995 – 2000	McKinsey & Company Consultant and Engagement Manager

Member of a domestic Supervisory Board formed by operation of law:

none

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

H. Lundberg A/S, Denmark (publicly listed company)

Pascale Witz

Personal data:

Born:	1967
Gender:	Female
Nationality:	French

Member since:	2016

Education:	Diplome d’Ingenieur in Biochemistry Institut National des Sciences Appliquées (INSA), France M.B.A. in Business Administration INSEAD, France

Professional experience:

2016 – present	PWH Advisors President

2013 – 2016	Sanofi S.A., Paris, France Executive Vice President

2009 – 2013	GE Healthcare plc, Medical Diagnostics division, London, United Kingdom President and Chief Executive Officer

2008 – 2009	GE Healthcare, Milwaukee, U.S. President and General Manager, Interventional Radiology & Cardiology

1996 – 2007	GE Healthcare, Milwaukee, U.S. Various positions in France and the U.S.

1991 – 1996	Becton Dickinson Corporation, Franklin Lakes, U.S. Marketing Manager, Pharmaceuticals Systems Europe

Member of a domestic Supervisory Board formed by operation of law:

none

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

•	Horizon Therapeutics plc., Ireland (publicly listed company) Non-Executive Director
•	PerkinElmer, Inc., U.S. (publicly listed company) Non-Executive Director
•	Regulus Therapeutics Inc., U.S. (publicly listed company) Non-Executive Director

Professor Dr. Gregor Zünd

Personal data:

Born:	1959
Gender:	Male
Nationality:	Swiss

Member since:	2018

Education:

Professor

University of Zurich

Board certification in cardiac and thoracic vascular surgery

FMH, Switzerland

Habilitation (Privat-Dozent Dr. med.)

Clinic for Cardiovascular Surgery

University Hospital, Zurich

Studies of Medicine (Dr. med.)

University of Bern

Professional experience:

University Hospital Zurich
2016 – present	President of the Hospital Executive Board (Chief Executive Officer)
2008 – 2016	Director of Research & Education and Member of the Hospital Executive Board
2005 – 2016	Managing Director of the Center for Clinical Research
2001 – 2016	Head of Surgical Research, Division of Surgical Research
1998 – 2001	Senior staff member, Clinic for Cardio-vascular Surgery
1996 – 1998	Resident, Clinic for Cardio-vascular Surgery
1991 – 1993	Resident, Clinic for Cardio-vascular Surgery, Clinic for Visceral and Transplant Surgery, Clinic for Traumatology

1994 – 1995	Harvard Medical School, Boston Research Fellow, Cardio-vascular Research

1990	Kantonsspital Obwalden Resident, Department of General-Surgery

1989	Kantonsspital Aarau Resident, Department of Pathology

1988	Texas Medical Center Houston Research Fellow, Microsurgery Research, Baylor College of Medicine

Member of a domestic Supervisory Board formed by operation of law:

none

Membership in comparable domestic or foreign controlling bodies of commercial enterprises:

none

III. Report of the General Partner to the General Meeting on agenda item 7

Hereinafter the General Partner reports on the renewal of the authorization to purchase and use treasury shares with the possibility to exclude subscription rights as proposed under agenda item 7 of this convening:

The General Meeting on 12 May 2016 authorized the Company to acquire and use treasury shares of up to 10% of the share capital. On the basis of this authorization, the General Partner – in each case with the consent of the Supervisory Board – executed share buybacks in several tranches: In the period from 11 December 2017 until and including 21 December 2017, the Company repurchased a total of 660,000 shares with a value of just under EUR 58 million and in the period from 28 May 2018 until and including 8 June 2018 a total of 431,000 shares with a value of around EUR 37 million (each excluding fees). In the period from 12 March 2019 until and including 10 May 2019, the Company repurchased a total of about 3.77 million shares worth about EUR 270 million and in the period from 17 June 2019 until and including 1 April 2020 a total of about 10.8 million shares worth about EUR 659 million (each excluding fees).

Further information on these share buy-backs is published under https://www.freseniusmedicalcare.com/en/investors/shares/share-buy-back/.

The current authorization to purchase and use treasury shares ends upon the expiration of 11 May 2021.

To ensure that the General Partner will be able to purchase and use treasury shares in the interest of the Company and its shareholders also in the future, the General Partner and the Supervisory Board propose to the General Meeting under agenda item 7 to grant a new authorization to purchase and use treasury shares. In order to ensure maximum flexibility in the handling of treasury shares, this authorization shall again be granted for a period of five years, i.e. until 19 May 2026.

The acquisition of treasury shares can be executed by way of a purchase via the stock exchange, by means of a public tender offer by the Company addressed to all its shareholders or an invitation to all shareholders to submit offers for sale. In the event of the last two acquisition scenarios, the shareholders can decide themselves how many shares – and in case a price range is fixed also at what price – they want to offer to the Company. In any case, the General Partner will respect the principle of equal treatment of all shareholders provided for under German stock corporation law in accordance with section 53a AktG when acquiring treasury shares. The proposed acquisition scenarios via the stock exchange, by way of a public tender offer made to all shareholders or by means of an invitation to submit offers for sale all take account of that principle.

In the event of an acquisition by way of a public tender offer or a public invitation to submit offers for sale, the purchase price offered or the limit values of the purchase price range per share (excluding incidental acquisition expenses (Erwerbsnebenkosten)) must not exceed or fall below the average trading price of shares of the Company in the Xetra trading system (or a comparable successor system) by more than 10% on the three exchange trading days preceding the date of the publication of the offer or public invitation to submit an offer for sale. If significant changes from the relevant price occur after the publication of a tender offer or public invitation to submit an offer for sale, it will be possible to adjust the offer or invitation to submit such an offer, with such adjustment being based on the relevant average price on the three exchange trading days prior to the publication of any such adjustment. The tender offer or invitation to submit such an offer may be subject to further conditions.

If in the event of a public tender offer or an invitation to submit offers for sale the total volume of shares offered or tendered exceeds the volume of shares intended to be bought back, the Company will accept those shares on a pro-rata basis. However, it is possible to provide for a preferential acceptance of smaller numbers of shares of up to 100 shares per offering shareholder. This option is designed on the one hand to avoid having small numbers of residual shares, which tend to be uneconomical and may lead to de facto discrimination against small shareholders. It also helps simplify the technical execution of the purchase process. Finally, provision is to be made in all instances to allow rounding off in accordance with proven commercial practice to avoid arithmetical fractional shares. In this respect, the purchase quota and/or the number of shares to be purchased by the individual shareholder accepting the offer can be rounded off, in accordance with commercial practice, as necessary to represent the purchase of whole shares in the processing system. In the aforementioned cases, it is necessary to exclude any further right to tender shares, and the General Partner is convinced that such exclusion is justified and reasonable vis-à-vis shareholders, for the reasons specified above.

The shares acquired on the basis of this or a prior authorization may be used for all purposes permitted by law, in particular for the following purposes:

The proposed authorization entitles the General Partner to partially or entirely redeem treasury shares bought back, in accordance with common practice among large, listed German companies, without a further resolution of the General Meeting being required. In this respect, it shall also be possible to redeem the shares without a capital reduction pursuant to section 237 (3) no. 3 AktG (so called simplified procedure). If the shares are redeemed without a capital reduction, the pro-rata amount of the remaining shares in terms of their share in the Company’s share capital increases (section 8 (3) AktG). In this case the General Partner shall be authorized to amend the Company’s Articles of Association to account for the modified number of non-par value shares.

Furthermore, it is intended to enable the General Partner by way of the authorization to sell treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and with the exclusion of subscription rights. Thus, the Company will be enabled to react swiftly and flexibly to favorable market situations. Moreover, it will be possible to attract additional domestic and foreign investors by selling shares, for example to institutional investors. To account for the protection of the shareholders from dilution, the aforementioned use pursuant to section 186 (3) sentence 4 AktG is subject to the condition that treasury shares may only be sold at a price which is not significantly lower than the relevant stock exchange price at the time when the shares are sold; in this respect, the price of sale will be finally determined immediately prior to the disposal itself. Additionally, the permitted sales volume in this case is limited to 10% of the Company’s share capital at the effective date of the authorization or – if the share capital is lower – at the time when the authorization is exercised. The shareholders in principle have the opportunity to maintain their shareholding quota by way of a parallel acquisition of shares in the Company via the stock exchange at comparable conditions. For the purpose of dilution protection, this authorized volume shall be reduced insofar as, during the term of this authorization, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded in direct or analogous application of section 186 (3) sentence 4 AktG.

Furthermore, it will also be possible to use treasury shares as a contribution in kind in the context of mergers and the acquisition of companies and other assets, excluding shareholders’ subscription rights. In particular in the course of mergers and acquisitions, it is not uncommon that existing shares serve as a consideration. The Company shall be enabled to benefit quickly and flexibly also from such acquisition opportunities, conserving liquidity and without having to consult the General Meeting, which is often not possible due to time constraints. Therefore, such an option of using treasury shares lies in the overall interest of the Company and its shareholders. In determining the valuation ratios, the General Partner will furthermore ensure that the interests of shareholders are reasonably safeguarded.

The authorization further provides that treasury shares can also be issued in lieu of the utilization of a conditional capital of the Company, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates, and by doing so service options or obligations to purchase shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. This authorization creates the possibility to offer the respective beneficiaries shares of the Company within the scope of share option programs or employee benefit schemes without having to resort to conditional capital. The issue of treasury shares to employees and officers of the Company, in particular in view of long-term compensation components having the purpose of securing the Company’s sustainable success, can be in the best interest of the Company and its shareholders, since it may promote the identification of employees and officers with their company as well as the Company’s value substantially. The use of existing treasury shares instead of having to recourse to conditional capital can constitute an economically viable alternative.

The aforementioned option to use treasury shares in order to service long-term share-based compensation components excluding the subscription right of shareholders shall also be available in favor of the members of the General Partner’s Management Board. In order to take reasonable account of potential conflicts of interest resulting from the Company’s legal form as well as the securing of the allocation of competences according to stock corporation law, the corresponding authorization to use treasury shares will, however, not be granted to the General Partner (represented by the Management Board), but to its Supervisory Board.

The General Partner shall further be authorized to use treasury shares to service bonds carrying warrant or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company as defined in section 17 AktG that exclude subscription rights according to section 186 (3) sentence 4 AktG. In order to comply with the rights resulting therefrom, it may be appropriate, considering the Company’s interests, to partially or entirely use treasury shares instead of shares resulting from a corresponding capital increase, which requires the subscription right of shareholders to be excluded.

Finally, the General Partner shall be authorized to exclude potential fractional amounts, if any, in an offer made to all shareholders. This is necessary for the technical processing of such an offer, in order to avoid the issue of fractions of shares. The General Partner will dispose of the shares excluded from the shareholders’ subscription right, called unassigned fractions (freie Spitzen), either by selling them via the stock exchange or otherwise at the best possible conditions for the Company.

To further restrict the issue of shares excluded from the shareholders’ subscription right and with the intention to limit the dilution of shareholders’ influence in the best possible way, the General Partner may exercise the right to exclude subscription rights in the context of the use of treasury shares only to the extent that the pro-rata amount of these shares does not exceed 10% of the share capital at the time of effectiveness or at the time of exercise of these authorizations. If, during the term of this authorization to use treasury shares, other authorizations regarding the issuance or the sale of the Company’s shares or regarding the issuance of rights that allow for or oblige to subscribe the Company’s shares are exercised and thereby subscription rights are excluded, such exclusion of subscription rights will be taken into account when calculating the aforementioned limit.

The possible uses mentioned above are not limited to the Company’s treasury shares acquired on the basis of this or prior authorizing resolutions; they also apply to shares of the Company acquired pursuant to section 71d sentence 5 AktG. In this way, additional flexibility is for precautionary reasons created in accordance with this authorizing resolution, in the best interest of the Company, also with a view to using such treasury shares which have been acquired by a subsidiary or by third parties on behalf of the Company or a subsidiary.

The Management Board of the General Partner will also report on every use of this new authorization.

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

IV. Further information regarding the convening

Total number of shares and voting rights

At the time of the convening of the Annual General Meeting, the share capital of the Company is composed of 292,888,145 non-par value shares and consists solely of bearer shares, of which each share grants one vote. Therefore, the total number of voting rights at the time of the convening of the Annual General Meeting amounts to 292,888,145 voting rights. Treasury shares do not entitle the Company to any voting right.

Virtual General Meeting without the physical presence of the shareholders

In accordance with sections 1 (1), (2), (6) sentence 1, (8) sentence 1 of the German Act on Measures in Corporate, Cooperative, Association, Foundation and Housing Law to Combat the Effects of the COVID-19 Pandemic in the version applicable as of 28 February 2021 (“COVID-19 Act”), the General Partner has decided, with the consent of the Supervisory Board, that the General Meeting will be held as a virtual General Meeting without the physical presence of the shareholders or their proxies and that the shareholders will cast their votes in particular also by means of electronic communication.

The General Meeting will be held at the Company's offices in Else-Kröner-Straße 1, 61352 Bad Homburg v.d. Höhe, Germany. This also is the location of the Meeting within the meaning of the German Stock Corporation Act. In order to protect the health of the shareholders and the physically present members of the Supervisory Board and the Management Board of the General Partner, a physical participation of shareholders or their proxies (other than the proxies named by the Company) is excluded.

Holding the General Meeting in the form of a virtual General Meeting under the COVID-19 Act results in modifications to the procedures of the General Meeting and to the shareholders’ rights. The entire General Meeting will be broadcast in audio and video on the internet for registered shareholders, shareholders will be able to exercise their voting rights via electronic communication and to issue a power of attorney, shareholders will have the right to ask questions via electronic communication, and shareholders who have exercised their voting rights will be able to object to resolutions of the General Meeting via electronic communication.

We ask shareholders to pay particular attention to the following information on registering for the General Meeting, on exercising voting rights and on further shareholder rights.

Registering for the General Meeting and exercising shareholder rights

Only those shareholders who have registered with the Company in text form in the German or the English language by the end of 13 May 2021 (24:00 hours CEST), at the latest, at the following address

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: anmeldestelle@computershare.de

and who have provided the Company with evidence of their entitlement to exercise shareholder rights in connection with the General Meeting are entitled to such rights. As evidence of such entitlement, shareholders must, by the end of 13 May 2021 (24:00 hours CEST) at the latest, provide evidence of their shareholding issued by the ultimate intermediary (usually their depositary institution) in text form in the German or English language to the aforementioned address referring to the beginning of 29 April 2021 (00:00 hours CEST) (“Evidence Date”).

After receipt of the registration and evidence of shareholding, registered shareholders will receive access cards on which the number of votes and the necessary access data for the internet-based General Meeting and Voting System (Shareholder Portal) are printed.

In order to ensure that the access cards are received in time, we ask shareholders to ensure that they register and send evidence of their shareholding to the Company in good time.

Significance of the Evidence Date

As regards the exercise of shareholder rights in connection with the General Meeting, only those who have provided evidence of share ownership are considered shareholders in relation to the Company. The right of exercising shareholder rights and the extent of the voting rights are solely determined by the shareholding on the Evidence Date. The Evidence Date is not accompanied by a lock on the sale of shares. Even a full or partial sale of the shareholding after the Evidence Date does not affect the voting right and the entitlement to exercise further shareholder rights in connection with the General Meeting. This also applies accordingly to the acquisition of shares after the Evidence Date. Persons who do not yet hold shares on the Evidence Date and become shareholders only thereafter are entitled to exercise shareholder rights for the shares held by them only to the extent that they are authorized by proxy or otherwise authorized to exercise rights. However, the Evidence Date has no significance for the entitlement to dividend as this entitlement only depends on the shareholder status on the day of the resolution on the distribution of profits by the Annual General Meeting.

Internet-based General Meeting and Voting System (Shareholder Portal)

For the purpose of conducting the virtual General Meeting, the Company has set up an internet-based General Meeting and Voting System (Shareholder Portal) which enables shareholders and their proxies to exercise shareholder rights in connection with the General Meeting without physically attending the General Meeting.

The Shareholder Portal is available on the Company's website at www.freseniusmedicalcare.com/en/agm/. Access to the Shareholder Portal requires the entry of access data which will be sent to shareholders or their proxies after proper registration.

Irrespective of the other possibilities for exercising shareholders' rights in connection with the General Meeting described in detail below, shareholders or their proxies may use the Shareholder Portal to issue powers of attorney and instructions, cast their votes by postal vote, follow the broadcast of the General Meeting on 20 May 2021 and exercise further shareholders rights.

Procedure regarding the authorization of third parties

Shareholders may have their rights in connection with the General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of their choice. If the shareholder authorizes more than one person, the Company can reject one or more of such persons. The issue of the power of attorney, its amendment and revocation as well as the evidence of authorization to be presented to the Company require the text form; intermediaries, shareholders’ associations and voting rights advisors within the meaning of section 134a (1) no. 3 AktG and other persons equivalent to intermediaries pursuant to section 135 (8) AktG may provide for deviating provisions in case of their authorization.

To authorize third parties, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of the appointment of a proxy to the Company. The granting of a power of attorney, its amendment, its revocation and the evidence of authorization of third parties via the Shareholder Portal can be made until the closure of the General Meeting on 20 May 2021. The deadlines for the exercise of the voting right by shareholders or their proxies as well as for authorizations by using the proxy form described below remain unaffected.

To authorize third parties, shareholders can also use the proxy form which will be sent to shareholders with their access card after registration and which will also be available on the Company's website at www.freseniusmedicalcare.com/en/agm/. If third parties are authorized by means of the proxy form, the fully completed form must have been received by the Company for organizational reasons by the end of 19 May 2021 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder grants, amends or revokes authorizations to third parties in due time both electronically via the Shareholder Portal and by means of the proxy form or by other means, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Even if a power of attorney is granted, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney after registration has been completed.

Even if a third party is granted a power of attorney, votes may be cast exclusively as described below by authorizing and instructing the proxies named by the Company or by way of a postal vote.

Procedure regarding the authorization of proxies named by the Company acting on shareholders’ voting instructions

The Company offers that shareholders may issue powers of attorney to proxies named by the Company who are bound to shareholders’ voting instructions. Such persons are employees of the Company or of an affiliated company who vote on the respective items of the agenda on the basis of authorizations by shareholders and in accordance with the instructions issued by them. The proxies named by the Company are obligated to vote in accordance with the instructions. They cannot exercise the voting rights at their own discretion. To the extent there is no express and unambiguous instruction, the proxies named by the Company will abstain from voting on the respective voting matter.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can use the Shareholder Portal which is also available as an electronic channel for transmitting evidence of authorization of the proxies named by the Company to the Company. The granting of powers of attorney and instructions, their amendment, their revocation and the evidence of authorization of the proxies named by the Company can be made electronically via the Shareholder Portal until immediately prior to the beginning of the voting process in the General Meeting.

To issue powers of attorney and instructions to the proxies named by the Company, shareholders can also use the proxy form which will be sent to shareholders with their access card after registration and which will also be available on the Company's website at www.freseniusmedicalcare.com/en/agm/. If the proxy form is used, the fully completed form must have been received by the Company for organizational reasons by the end of 19 May 2021 (24:00 hours CEST), at the latest, at the following postal address, fax number or e-mail address:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder grants, amends or revokes powers of attorneys and instructions to the proxies named by the Company in due time both electronically via the Shareholder Portal and by means of the proxy form, the last declaration made electronically via the Shareholder Portal will be considered binding regardless of the time of receipt of the declarations.

Even if a power of attorney is granted, registration and evidence of entitlement must be submitted in due time in accordance with the above provisions. This does not preclude the granting of a power of attorney after registration has been completed.

Voting by postal vote

Shareholders may cast their votes also by postal vote. Postal votes can either be cast electronically via the Shareholder Portal or by using the proxy form sent to shareholders with their access card after registration and which will also be available on the Company's website at www.freseniusmedicalcare.com/en/agm/.

Voting electronically by postal vote via the Shareholder Portal may be carried out until immediately prior to the beginning of the voting process in the General Meeting. Up to this point in time, it is also possible to revoke or amend votes cast via the Shareholder Portal.

Postal votes cast by means of the proxy form can be sent to the Company by post, fax or e-mail and, for organizational reasons, must be received by the Company at the following postal address, fax number or e-mail address at the latest by the end of 19 May 2021 (24:00 hours CEST):

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

Telefax: + 49 (0)89 30903-74675

E-Mail: freseniusmedicalcare.hv@computershare.de

If a shareholder exercises voting rights by postal vote in due time both electronically via the Shareholder Portal and by means of the proxy form, the last electronic voting via the Shareholder Portal will be considered binding regardless of the time of receipt of the postal votes.

Binding nature of the votes (Information in accordance with Table 3 of the Annex to the Implementing Regulation (EU) 2018/1212)

The scheduled votes on the published resolution and election proposals on the agenda items 1 to 7 are each binding. On all votes, shareholders may vote "yes" (approval) or "no" (rejection), abstain from voting (abstention) or refrain from voting.

Rights of shareholders pursuant to section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Supplements to the agenda at the request of a minority according to section 278 (3) AktG in connection with section 122 (2) AktG

Shareholders whose total combined shares amount to the twentieth part of the share capital or the proportionate amount of the share capital of EUR 500,000.00 (that is equivalent to 500,000 non-par value shares), can request, according to section 278 (3) AktG in connection with section 122 (2) AktG, that items be placed on the agenda and notice thereof be given. For each new item, reasons or a draft resolution must be attached.

Supplemental requests must be received by the Company at least 30 days prior to the Meeting in writing; the day of receipt and the day of the General Meeting are not included in that calculation. Therefore, the last possible date for receipt is 19 April 2021 (24:00 hours CEST). Supplemental requests received after that date cannot be taken into account.

Applicants must provide evidence that they have held the minimum quantity of shares for at least ninety days prior to the day of the receipt of the supplemental request and that they hold the shares until the General Partner’s decision on the supplemental request (section 278 (3) AktG in connection with section 122 (2), (1) sentence 3 AktG).

We ask shareholders to submit any supplemental requests to the following address:

Fresenius Medical Care AG & Co. KGaA

Die persönlich haftende Gesellschafterin

Fresenius Medical Care Management AG

– Vorstand –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany

Motions and proposals for election by shareholders according to section 278 (3) AktG in connection with sections 126 (1), 127 AktG

Prior to the General Meeting shareholders may send countermotions to the Company regarding proposals made by the General Partner and/or the Supervisory Board pertaining to a specific item on the agenda. Shareholders may also submit proposals for the election of members of the Supervisory Board (including the election of any such members of the Supervisory Board into the Company’s Joint Committee) and/or the auditors. Countermotions and proposals for election to be made accessible that have been received by the Company at the address mentioned below at least 14 days prior to the General Meeting, i.e. until 5 May 2021 (24:00 hours CEST) at the latest, will be made available on the Company’s website to the other shareholders, including the name of the shareholder and any reasons given, at www.freseniusmedicalcare.com/en/agm/. Reasons must be given for countermotions. For proposals for election, however, no reasons need to be given.

Any comments of the management will also be published under the internet address provided above.

Countermotions and proposals for election are to be sent only to:

Fresenius Medical Care AG & Co. KGaA

– Investor Relations –

Else-Kröner-Straße 1

61352 Bad Homburg v.d. Höhe

Germany
Telefax: +49 (0)6172 609-2301

E-Mail: hauptversammlung@fmc-ag.com

Countermotions and reasons given do not need to be made accessible under the prerequisites of section 126 (2) sentence 1 AktG. Pursuant to section 126 (2) sentence 2 AktG, the reasons for a countermotion also do not need to be made accessible if they amount to more than 5,000 characters in total. Section 126 AktG applies analogously to the proposal of a shareholder for the election of members of the Supervisory Board (including the election of any such members of the Supervisory Board into the Company’s Joint Committee) and/or the auditors pursuant to section 127 AktG.

Proposals for the election of members of the Supervisory Board (including the election of any such members of the Supervisory Board into the Company’s Joint Committee) and/or the auditors pursuant to section 127 AktG will further only be made accessible if they contain the name, the profession exercised and the residential address of the proposed person or the name and registered office of the proposed legal entity.

Pursuant to section 1 (2) sentence 3 of the COVID-19 Act, motions and election proposals by shareholders which are to be made accessible pursuant to section 126 AktG or section 127 AktG shall be considered as having been made at the General Meeting, provided that the shareholder making the motion or submitting the election proposal is properly legitimized and has registered for the General Meeting.

Right to ask questions by way of electronic communication

Pursuant to section 1 (2) sentence 1 and 2, (8) sentence 1 of the COVID-19 Act, shareholders are granted the right to submit questions by way of electronic communication. With the consent of the Supervisory Board the General Partner has stipulated that any questions must be submitted by way of electronic communication at least one day prior to the Meeting. The General Partner will decide how to answer the questions according to its dutiful, free discretion.

Shareholders who have registered for the General Meeting may submit their questions to the Company until 18 May 2021 (24:00 hours CEST) at the latest via the Shareholder Portal by using the input facility provided there for this purpose.

In the context of answering questions also the name of the shareholder or proxy submitting the question may be disclosed.

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG

Further explanations on the rights of the shareholders under section 278 (3) AktG in connection with sections 122 (2), 126 (1), 127, 131 (1) AktG are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

Opportunity to submit statements for publication prior to the General Meeting

The concept of the virtual General Meeting pursuant to the COVID-19 Act does not provide for shareholders to express their views on the agenda in speeches at the General Meeting. Beyond the requirements of the COVID-19 Act, however, shareholders and their proxies with their consent will be given the opportunity to submit statements in the form of video messages relating to the agenda prior to the General Meeting for publication in the Company's Shareholder Portal, where those statements can be viewed by shareholders and their proxies until the end of the General Meeting.

Shareholders and proxies providing their names can submit statements in video form until 16 May 2021 (24:00 hours CEST) at the latest via the Shareholder Portal.

Properly submitted statements disclosing the name of the submitting shareholder and, as the case may be, proxy will be published in the Shareholder Portal, provided that the following instructions are adhered to when submitting them.

Statements are to be submitted in German or English only and should not exceed a duration of three minutes. The background should be neutral. Only those statements are permitted in which the shareholder or, as the case may be, the proxy appears in person. After consent of the shareholder and, as the case may be, the proxy, in the Shareholder Portal and submission of the statement, such statement is published in the Shareholder Portal, including their names. The consent can be withdrawn at any time with effect for the future. Details of the technical and legal requirements for submitting the statement in the form of video messages are described on the Company's website at www.freseniusmedicalcare.com/en/agm/ and in the Shareholders Portal. Please note that there is no legal right to the publication of a statement. The Company reserves the right not to publish statements with a duration exceeding three minutes as well as statements not fulfilling the technical requirements or being without any relevant reference to the agenda of the General Meeting as well as statements which are not submitted by the aforementioned date. The same applies to statements with insulting or criminally relevant content or obviously false or misleading content. Furthermore, the Company reserves the right to publish only one statement per shareholder. Any motions, election proposals or questions contained in the submitted statements will not be considered. These are to be submitted exclusively via the channels described separately in this convening.

Opportunity to object to resolutions of the General Meeting

Shareholders who have exercised their rights to vote are given the opportunity to object to resolutions of the General Meeting. If votes have been cast, corresponding declarations can be submitted via the Shareholder Portal as of the opening of the General Meeting and are possible until the Chairman of the Meeting closes the General Meeting.

Availability of documents and information

The following documents and the further information to be made available pursuant to section 278 (3) AktG in connection with section 124a AktG as well as all other information pertaining to the General Meeting are available on the Company’s website at www.freseniusmedicalcare.com/en/agm/:

1)	the annual financial statements and consolidated financial statements approved by the Supervisory Board for fiscal year 2020;

2)	the management reports for Fresenius Medical Care AG & Co. KGaA and the group for fiscal year 2020 including the non-financial declaration for the group;

3)	the report by the Supervisory Board of Fresenius Medical Care AG & Co. KGaA for fiscal year 2020;

4)	the report by the General Partner on the information pursuant to sections 289a, 315a HGB;

5)	the General Partner’s proposal on the allocation of distributable profit;

6)	the annual report for the Fresenius Medical Care group for fiscal year 2020 which contains the Declaration on Corporate Governance as well as the Compensation Report for fiscal year 2020;

7)	the written report of the General Partner regarding agenda item 7; and

8)	the curriculum vitae of the candidates proposed for election to the Supervisory Board and to the Joint Committee.

The voting results will be published on the Company’s website at www.freseniusmedicalcare.com/en/agm/ after the General Meeting. Information on the provision of confirmation on whether and how votes were counted pursuant to section 129 (5) AktG, which anyone who has voted can demand within one month as of the date of the General Meeting, can be found in the Shareholder Portal.

Audio and video broadcast

The General Meeting will be broadcast in full in audio and video on 20 May 2021 from 10:00 hours CEST for registered shareholders via the Shareholder Portal. The broadcast of the introductory remarks by the Chairman of the Meeting and the speech by the chairman of the Management Board of the General Partner can be followed by the interested public on 20 May 2021 from 10:00 hours CEST on the Company's website at www.freseniusmedicalcare.com/en/agm/ without requiring access to the Shareholder Portal and thus prior registration for the General Meeting.

Time specifications in this Convening

The time specifications in this convening refer to the Central European Summer Time (CEST) unless explicitly stated otherwise. With regard to the Coordinated Universal Time (UTC) this translates to UTC = CEST minus two hours.

Hof an der Saale, April 2021

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Information for holders of American Depositary Receipts (ADR) regarding the Annual General Meeting

– ISIN: US3580291066 // CUSIP: 358029106 –

Holders of ADRs will generally submit their voting instructions to The Bank of New York Mellon Corporation, which, in its capacity as Depositary Bank, will try, as far as practically possible, to exercise the voting rights subject to German law and the provisions of the Articles of Association and according to the instructions provided by the holders of ADRs. However, the Depositary Bank and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. Guidelines as to the exercise of voting rights by means of “Proxy Voting” can be found in the materials of the General Meeting, which will be sent to the holders of ADRs. Voting instructions must be received by The Bank of New York Mellon Corporation by 10 May 2021 (prior to 17:00 hours EDT) at the latest.

The custodian banks are advised of the separate publications in the German Wertpapier-Mitteilungen.

Hof an der Saale, April 2021

Fresenius Medical Care AG & Co. KGaA

The General Partner

Fresenius Medical Care Management AG

The Management Board

Privacy Notice

1.            Controller, categories of processed data and purposes of data processing

Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany (the “Company”), e-mail: ir@fmc-ag.com, processes personal data (in particular name, first name, address, e-mail address, number of shares, type of ownership of shares, number of the access card, and voting, and, as the case may be, name, first name and address of a proxy authorized by the respective shareholder) as controller in accordance with applicable data protection laws to enable shareholders to exercise their rights in the context of the virtual General Meeting. If shareholders or proxies contact the Company, the Company also processes the personal data necessary to respond to any requests (for example the contact data provided by the shareholder or proxy, such as e-mail address or telephone number). If applicable, the Company also processes personal data relating to questions, statements, countermotions, election proposals and requests of shareholders or proxies in the context of the virtual General Meeting.

If shareholders or proxies make use of the opportunity to submit questions in advance of the virtual General Meeting via the Shareholder Portal, the answers will – in general – be given by stating their names, which may be taken notice of in the virtual General Meeting. In the course of submission of questions, the shareholders or proxies have the opportunity to object that their names are stated.

Shareholders and proxies also have the possibility to submit statements in video form via the Shareholder Portal. These are published in the Shareholder Portal including the disclosure of the submitting shareholder’s and, as the case may be, proxy’s name and are accessible for all users of the Shareholder Portal. Shareholders and proxies may withdraw their consent to the publication of their statement at any time with effect for the future. This does not affect the lawfulness of data processing based on consent before its withdrawal.

2.            Legal basis for data processing

The legal basis for the processing are Art. 6 (1) sentence 1 lit. a), Art. 6 (1) sentence 1 lit. c) as well as Art. 6 (1) sentence 1 lit. f) of the General Data Protection Regulation (“GDPR”).

3.            Categories of recipients of personal data, data sources and retention period

The Company and, respectively, the service providers of the Company that are engaged in the context of the virtual General Meeting receive the personal data of the shareholders or proxies from the registration office, which receives the data either from the shareholders or proxies themselves or from the depositary banks of the shareholders. The service providers engaged by the Company receive only personal data from the Company that are required to provide the requested services, and process data only based on instructions by the Company. Additional personal data relating to questions, statements, countermotions, election proposals and requests of shareholders or proxies may also be collected in the context of the virtual General Meeting. Statements published in the Shareholder Portal are available there until the end of the General Meeting and subsequently will be deleted in a timely manner. In addition, personal data will be made available to shareholders and proxies in the context of the virtual General Meeting within the framework of statutory provisions. The personal data will be stored by the Company in accordance with legal obligations and for the avoidance of potential liability risks and will be deleted afterwards.

4.            Rights of data subjects and contact details of the data protection officer

In accordance with the statutory provisions, shareholders and proxies are at any time entitled as data subjects to exercise their rights of access, of rectification, of restriction, of objection and of erasure regarding the processing of their personal data and are also entitled to exercise their right to data portability in accordance with chapter III of the GDPR. Shareholders and proxies have a right to withdraw any consent given by them. Shareholders and proxies can assert these rights towards the Company free of charge via the contact details indicated above or directly vis-à-vis the data protection officer: Fresenius Medical Care AG & Co. KGaA, Mr. Giovanni Brugugnone, Else-Kröner-Straße 1, 61352 Bad Homburg v. d. Höhe, Germany, e-mail: datenschutzbeauftragter@fmc-ag.com. In addition, shareholders have the right to lodge a complaint with a supervisory authority pursuant to Art.77 GDPR.

Further information regarding the processing of personal data of shareholders or proxies in the course of the use of the Shareholder Portal are available in the Shareholder Portal.